Exhibit 99.1

Click Holdings Limited (CLIK) Secures Landmark HK$21.6 Million Government Contract

with Major Hong Kong Postal Service Provider

Hong Kong, July 14, 2025 (GLOBE NEWSWIRE) -- Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leading human resources and senior care solutions provider based in Hong Kong, announced it has been recently awarded a three-year, HK$21.6 million contract by a prominent Hong Kong government-affiliated postal and courier service provider. The contract, marking Click’s first successful government tender, engages the Company to provide staffing solutions for warehouse operations near Hong Kong International Airport, supporting critical air courier logistics. With monthly billing of approximately HK$600,000, this agreement underscores Click’s growing recognition as a trusted partner in the public sector.

This milestone reflects Click’s robust market position and the strength of its proprietary AI-powered HR platform, which connects over 300 vacancies with registered freelancers, daily. The Company’s talent pool continues to expand at a rate of over 40% annual growth rate annually, enabling efficient matching of skilled professionals with dynamic workforce needs. The contract with the postal service provider is projected to drive a 25% revenue increase for Click, establishing a stable income stream and reinforcing its strategic focus on securing government tenders.

“We are honored to partner with a leading postal and courier service provider in Hong Kong in this landmark contract, which validates our innovative approach to staffing solutions,” said Jeffrey Chan, Chief Executive Officer of Click. “Our AI-driven platform not only streamlines workforce deployment but also positions us to meet the evolving demands of government and private sector clients. We anticipate further opportunities to serve public institutions, fostering sustainable growth for our business.”

Click’s embrace of artificial intelligence extends beyond recruitment, enhancing operational efficiency across its services. By integrating AI into daily operations, the Company expects to optimize output while reducing reliance on permanent roles. This shift is poised to increase demand for short-term vacancies, aligning with Click’s expertise in connecting freelancers with flexible job opportunities. As a result, Click is well-positioned to capitalize on emerging market trends, delivering value to clients and stakeholders alike.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 20,500 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F
Tower 2, The Gateway
Harbour City, Kowloon
Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200